07028095

RECEIVED

2007 NOV 19 A 9:0

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

November 13, 2007

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Sub: **Early Conversion of Zero Coupon Foreign Currency Convertible Bonds of value US$ 178.058 milion (Rs. 800.18 crore)**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letter to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letter dated November 13, 2007 on early conversion of Zero Coupon Foreign Currency Convertible Bonds of value US$ 178.058 milion (Rs. 800.18 crore)

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Encl: as above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

November 13, 2007

The Manager
Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719

Dear Sirs,

Sub: Early Conversion of Zero Coupon Foreign Currency Convertible Bonds of value US$ 178.058 milion (Rs. 800.18 crore)

1. In accordance with the terms of the outstanding Zero coupon Foreign Currency Convertible Bonds, the Company has issued notice for early conversion of these bonds, subject to necessary approvals.

2. Out of the issued amount of FCCBs of US$ 178.058 million (Rs.800.18 crore), bonds aggregating US$ 112.84 million (Rs. 507.09 crore) have already been converted into equity shares in the last 30 days at the conversion price of Rs 1,006.92 per share. FCCBs now outstanding amount to US$ 65.221 million (Rs. 293.09 crore)

3. Upon full conversion of the outstanding bonds, the net worth of the Company will increase by Rs 800.18 crore to Rs. 10,582 crore.

Kindly bring the above to the notice of members.

Yours faithfully
For Reliance Energy Limited

Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

November 13, 2007

Assistant Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38

Dear Sirs,

Sub: Early Conversion of Zero Coupon Foreign Currency Convertible Bonds of value US$ 178.058 milion (Rs. 800.18 crore)

1. In accordance with the terms of the outstanding Zero coupon Foreign Currency Convertible Bonds, the Company has issued notice for early conversion of these bonds, subject to necessary approvals.

2. Out of the issued amount of FCCBs of US$ 178.058 million (Rs.800.18 crore), bonds aggregating US$ 112.84 million (Rs. 507.09 crore) have already been converted into equity shares in the last 30 days at the conversion price of Rs 1,006.92 per share. FCCBs now outstanding amount to US$ 65.221 million (Rs. 293.09 crore)

3. Upon full conversion of the outstanding bonds, the net worth of the Company will increase by Rs 800.18 crore to Rs. 10,582 crore.

Kindly bring the above to the notice of members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

November 13, 2007

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Finance
100 F Street, NE
Washington, DC 20549
USA

Sub: **Award of Coal Blocks to Reliance Energy Limited to set up over 1000 MW of Power Generation Units**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letter to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letter dated November 13, 2007 on Award of Coal Blocks to Reliance Energy Limited to set up over 1000 MW of Power Generation Units)

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

November 13, 2007

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Award of Coal Blocks to Reliance Energy Limited to set up over 1000 MW of Power Generation Units**

Reliance Energy has been jointly allocated captive coal blocks of Rampia and Dip Side of Rampia in the State of Orissa. The quantum of allocation would enable Reliance Energy to set up pit-head based over 1000 MW power generation capacity. In this regard, the Company has received communication from Ministry of Coal, Government of India.

Kindly bring the above to the notice of members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

November 13, 2007

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: **Award of Coal Blocks to Reliance Energy Limited to set up over 1000 MW of Power Generation Units**

Reliance Energy has been jointly allocated captive coal blocks of Rampia and Dip Side of Rampia in the State of Orissa. The quantum of allocation would enable Reliance Energy to set up pit-head based over 1000 MW power generation capacity. In this regard, the Company has received communication from Ministry of Coal, Government of India.

Kindly bring the above to the notice of members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END